

Mail Stop 4561

July 6, 2016

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re:**   **Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K furnished on April 21, 2016**
> **File No. 001-08729**

Dear Ms. Haugen:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

1. We note your disclosure that you performed your annual impairment test and that goodwill was not impaired. Please provide us with a detailed goodwill impairment analysis. If you performed a Step 2 quantitative analysis, please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. If you did not perform a Step 2 quantitative analysis, please provide us with a detailed qualitative analysis. Please provide us with your evaluation of each the factors in ASC 350-20-35-3C(a) through (g) as well as your consideration of ASC 350-20-35-3F through 35-3G. In this regard, we note you have reported declining revenues, segment operating profit, and cash flows; significant net losses in fiscal 2015; and have experienced sustained and significant declines in your stock price.

Form 8-K furnished on April 21, 2016

2. We note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. Specifically, we note that you present free cash flow and adjusted free cash flow without presenting GAAP operating cash flow. This is inconsistent with

Question 102.10 of the updated <u>Compliance and Disclosure Interpretations</u> issued on May 17, 2016 ("the updated C&DI's"). Please review this guidance when preparing your next earnings release.

3.   Please tell us how you considered providing a more detailed discussion of how your non-GAAP measures are useful to investors. In this regard, we note that your current disclosure is limited and fairly generic. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

4.   In your reconciliation of non-GAAP net income (loss) you present your non-GAAP adjustments "net of tax" which is inconsistent with Question 102.11 of the updated C&DI's. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and
Services